06003421

AB 2/28/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH. D.C.
209

SEC FILE NUMBER
8-66440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triune Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. College St., Suite 100
(No. and Street)

Charlotte	NC	28244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Smith (704) 714-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St.,	Charlotte	NC	28280
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/06

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triune Capital Advisors, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian H. Smith
Signature

Financial and Operations Principal
Title

Mary Jo Fowler
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations and Members' Equity
- [x] (d) Statement of Cash Flows
- [x] (e) See above.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

My Commission expires June 13, 2009

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRIUNE
Capital Advisors, LLC

Triune Capital Advisors, LLC and Subsidiary

Consolidated Financial Statements
and Supplemental Schedules

December 31, 2005

(with Independent Auditors' Report thereon)

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

December 31, 2005

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

We have audited the accompanying consolidated statement of financial condition of Triune Capital Advisors, LLC and subsidiary (the "Company") as of December 31, 2005 and the related consolidated statements of operations and members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triune Capital Advisors, LLC and subsidiary as of December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 10 to 13, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 14, 2006

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2005

Assets

	2005
Current assets:	
Cash	$ 273,691
Cash held by clearing agent	15,022
Commissions and correspondent fees receivable	159,166
Related party receivable	5,379
Employee receivables	9,202
Other receivables	625
Prepaid expenses	33,747
Total current assets	496,832
Property and equipment, net	134,278
Other assets	12,997
Total assets	$ 644,107

Liabilities and Members' Equity

	2005
Current liabilities:	
Accounts payable and accrued expenses	$ 265,567
Current portion of obligations under capital lease	49,574
Deferred revenue	1,185
Total current liabilities	316,326
Obligations under capital lease, less current portion	38,292
Total liabilities	354,618
Members' equity	289,489
Total liabilities and members' equity	$ 644,107

The accompanying notes are an integral part of these consolidated financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Consolidated Statement of Operations and Members' Equity
For the Year Ended December 31, 2005

	2005
Income:	
Commissions	$1,422,769
Other income	131,296
Total income	1,554,065
Expenses:	
Employee compensation and benefits	1,242,409
Trading fees	187,704
Communications	22,738
Occupancy and equipment rental	138,713
Marketing expense	172,221
Travel and entertainment	10,068
Professional fees	63,683
Insurance expense	17,761
Registration fees	33,881
Depreciation and amortization	26,085
Supplies expense	25,252
Interest expense	1,349
Other operating expenses	52,015
Total expenses	1,993,879
Net loss	(439,814)
Members' equity, beginning of year	108,303
Capital contributions	621,000
Members' equity, end of year	$ 289,489

The accompanying notes are an integral part of these consolidated financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2005

	2005
Cash flows from operating activities:	
Net loss	$ (439,814)
Adjustments to reconcile net loss to	
net cash used by operating activities:	
Depreciation and amortization	26,085
Net changes in operating assets and liabilities:	
Cash held by clearing agent	(22)
Commissions and correspondent fees receivable	(146,492)
Note and other receivables	(7,356)
Prepaid expenses	(24,824)
Accounts payable and other accrued expenses	211,405
Deferred revenue	1,185
Net cash used by operating activities	(379,833)
Cash flows from investing activities:	
Purchase of property and equipment	(18,370)
Cash flows from financing activities:	
Capital contributions	621,000
Repayment of capital lease obligations	(47,941)
Net cash provided by financing activities	573,059
Net increase in cash	174,856
Cash at beginning of year	98,835
Cash at end of year	$ 273,691
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 1,349

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of organization and summary of significant accounting policies

Triune Capital Advisors, LLC ("Triune") and Subsidiary (the "Company") is a North Carolina limited liability company that provides financial advice and investment products to the Charlotte, North Carolina market through the efforts of experienced and educated financial professionals who will adhere to faith-based business ethics that put the clients' best interest first.

Principles of Consolidation – The consolidated financial statements include the operations of Triune and its wholly-owned subsidiary, Triune Insurance Services, LLC ("TIS"). TIS provides insurance services to the Charlotte, North Carolina market. All significant intercompany transactions have been eliminated during consolidation.

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the SEC and the NASD.

Cash - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Cash held by clearing agent is held as security for customer transactions.

Commissions and correspondent fees receivable - Commissions and correspondent fees receivable primarily represent amounts due from a clearing organization. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

Property and equipment - Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Equipment under capital lease obligations is amortized over the estimated useful life of the equipment. Such amortization is included in depreciation in the financial statements.

Income taxes - The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying corporate income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income or deduct their share of the Company's loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Property and equipment

At December 31, 2005 property and equipment consists of the following:

Computers and office machines	$ 56,408
Furniture and fixtures	109,920
	166,328
Less accumulated depreciation	(32,050)
	$ 134,278

3. Capital lease obligations

At December 31, 2005 the Company had leases for various computers and equipment under capital leases. The cost of the equipment was $147,958 and the accumulated amortization on the equipment was $29,827 at December 31, 2005 and are included in property and equipment and accumulated deprecation, respectively. The future minimum lease payments under these capital leases at December 31, 2005 are as follows:

Year ending December 31	
2006	$ 51,781
2007	38,835
Total minimum lease payments	90,616
Less: amounts representing interest	2,750
Present value of net minimum lease payments	87,865
Less: current portion	49,574
Obligation under capital lease – less current portion	$ 38,292

4. Operating leases

The Company leases office space and certain equipment under operating leases expiring at various dates through 2010. Total rental expense for operating leases amounted to approximately $158,000 for the year ended December 31, 2005. Future minimum rental payments due under these leases at December 31, 2005 are as follows:

Year ending December 31	
2006	$ 158,165
2007	155,320
2008	149,321
2009	149,321
2010	113,786
	$ 725,913

5. Related Parties

CHARIS Radio network ("CHARIS") which shares common owners with the Company, has an agreement with the Company to reimburse the Company for rent, health insurance for employees, supplies and other miscellaneous expenses deemed necessary for the shared space. The total reimbursement to the Company for the year was $36,737.

As of December 31, 2005, the Company had a receivable balance from CHARIS of $5,379.

6. Net capital requirement

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. At December 31, 2005 the Company had net capital, as defined, of $211,672, which is $161,672 in excess of its required net capital of $50,000. The Company's aggregate indebtedness was $265,567 and its net capital ratio was 1.25 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

7. Off-balance sheet risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

8. Subsequent Event

On January 1, 2006 the Company started the Triune Capital Advisors, LLC Retirement Plan ("the Plan"). The plan is a defined contribution profit sharing plan covering substantially all of the Company's employees. The Company contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Expense for the plan's initial start up was $1,000 for 2005.

SUPPLEMENTAL SCHEDULES

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Supplemental Report On Internal Control

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

In planning and performing our audit of the consolidated financial statements of Triune Capital Advisors, LLC and subsidiary (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

2800 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Triune Capital Advisors, LLC and subsidiary for the year ended December 31, 2005 and this report does not affect our report thereon dated February 14, 2006.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgement, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Members, the SEC, The National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 14, 2006

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2005

Total members' equity as reported in accompanying consolidated statement of financial condition	$289,489
Deductions:	
Nonallowable assets:	
Other assets	12,997
Unsecured receivables	14,926
Prepaid expenses	33,747
Property and equipment, net	16,147
	77,817
Net capital	$211,672
Aggregate indebtedness:	
Accounts payable and other accrued liabilities	$265,567
Total aggregate indebtedness	$265,567
Minimum net capital requirement	$ 50,000
Excess net capital at 800%	$161,672
Excess net capital at 1000%	$161,672
Ratio of aggregate indebtedness to net capital	1.25 to 1

(Continued)
See independent auditors' report.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Computation of Net Capital Under Rule SEC 15c3-1
December 31, 2005

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):

Total ownership equity qualified for net capital as reported in Part II of FOCUS report	$305,963
Adjustment resulting from consolidation of wholly-owned subsidiary	16,474
Total owners equity qualified for net capital	$289,489

See independent auditors' report.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Computation For Determination of Reserve Requirements
For Broker-Dealers Under SEC Rule 15c3-3
as of December 31, 2005

Triune Capital Advisors, LLC did not carry any balances for customers as of December 31, 2005 and is therefore exempt from this computation requirement.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Information For Possession Or Control
Requirements Under SEC Rule 15c3-3
as of December 31, 2005

Triune Capital Advisors, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2005 and this requirement for information is therefore not applicable.